

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2015

<u>Via E-mail</u>
Jonathan Weinberg, General Counsel
Evolent Health, Inc.
800 N. Glebe Road
Suite 500
Arlington, VA 22203

      Re: Evolent Health, Inc.
      Draft Registration Statement on Form S-1
      Submitted December 23, 2014
      CIK No. 0001628908

Dear Mr. Weinberg:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please revise your filing to include financial statements of the registrant, Evolent Health, Inc.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Market data and industry forecasts and projections, page ii

3. We note your disclosure on page iii that you "believe the data others have compiled are reliable, but we have not independently verified the accuracy of this information." Please clarify that this disclaimer applies to third party data and not data provided by your existing investors or affiliates. Further, please identify throughout your document, as applicable, any market data, industry forecast or projections provided by your existing investors or affiliates.

4. We note your statement on page 3 that you believe your total market opportunity is over $10 billion today. Please provide us with support for such statement as well as all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary, page 1

5. We note the summary discussion of your competitive strengths relating to your comprehensive technology platform and your partnership-driven business model as well as your growth opportunities. Please balance this discussion and revise the summary to more specifically describe the most significant risks associated with this offering and your business, including, without limitation, your history of net losses, your reliance on your top four customers by revenue, which accounted for over 75% of your revenue for the nine months ended September 30, 2014, the significant upfront costs incurred in your customer relationships and your intention to be a controlled company.

Company Overview, page 1

6. We note your disclosure on page 1 that your "purpose-built platform powered by [y]our technology, proprietary processes and integrated services, enables providers to migrate their economic orientation from fee-for-service, or FFS, reimbursement to value-based payment models." Please revise to more specifically describe how you generate revenues, including the specific terms of your contracts, the number of customers and the costs associated in providing your services, including any upfront costs. In addition, please revise to limit your use of industry jargon. For example only, please clarify what you mean by "value-based payment model," "value-based care," "accountable care organization," and "premium dollar."

7.   We note your references throughout the prospectus to your partners. Please more specifically describe these relationships, including material contract terms and costs associated with your partnerships, and clarify, as applicable, how such partners are different than customers.

Our history and the reorganization …, page 9

8.   We note the chart on page 9. Please identify the partners that will hold your securities and ensure that the chart is legible. In addition, please provide us a chart of your structure before the reorganization.

Summary Financial and Operational Data

Evolent Health Holdings, Inc., pages 16 to 18

9.   Please revise the headings to label Evolent Health Holdings, Inc. as predecessor and Evolent Health, Inc. as successor.

Exclusivity and right of first refusal …, page 23

10.   We note your disclosure that certain "partner and founder contracts include exclusivity and right of first refusal clauses." In your Business section or elsewhere as appropriate, please provide more detail regarding the contracts that contain these clauses and their impact on your operations. For example only, please disclose the entities with which you have these contracts and whether there are time, geographic, or other limitations.

Unaudited pro forma consolidated financial information

General, page 62

11.   We note your disclosure that the offering reorganization will be accounted for as a business combination using the acquisition method of accounting. Please tell us whether a common control relationship exists among the entities involved in the reorganization transactions and the basis for your conclusion.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet – As of September 30, 2014

1. Offering Reorganization and Other Adjustments, page 67

12.   Please provide us with a more detailed description of transactions through which Evolent Health, Inc. will gain control of Evolent Health Holdings, Inc. and Evolent Health LLC. Your response should include, but not be limited to, an explanation of why Evolent

Health, Inc. will recognize Goodwill and a consolidation gain as a result of the offering reorganization. Cite any relevant accounting literature in your response.

Management's Discussion and Analysis, page 75

13.   We note your statement on page 20 regarding your four largest partners. Please revise your disclosure to more specifically describe these relationships and, as applicable, your reliance upon them. Please file the agreements with your significant partners in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file these agreements.

14.   We note your disclosure regarding transformation and platform and operations revenue. Please more describe specifically describe the nature of the variable fee structure for the platform and operations stage, including whether such contracts are terminable at will by either party.

Business, page 95

General

15.   Please revise your discussion to address the disclosure requirements under Item 101 (c)(1)(vii) of Regulation S-K.

Management, page 110

16.   Please briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Refer to Item 401(e) of Regulation S-K.

17.   We note that it appears that you intend to have a separate principal accounting officer. Please ensure that you provide disclosure regarding the experience of this individual in accordance with Item 401 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 122

Consulting Agreement, page 124

18.   Please revise your disclosure to identify the entity with which you have entered into a consulting agreement.

Financial Statements of Evolent Health LLC

Independent Auditor's Report, page F-2

19.   It appears that you consider Evolent Health LLC to be your predecessor. As such, please have your independent auditor's revise their report to make reference to PCAOB standards or explain to us why no revision is necessary.

Balance Sheets, page F-3

20.   Please tell us the specific features or agreement terms that require you to present your redeemable preferred units within the mezzanine section of the balance sheet. Please apply this comment to Evolent Health Holdings, Inc. as it relates to the preferred stock of that entity.

Note 2. Summary of Significant Accounting Policies

Revision of Prior Period Amounts, pages F-7 to F-8

21.   We note your disclosure related to the "revision" to your December 31, 2013 and September 30, 2013 financial statements. Please revise your financial statements to characterize these adjustments as a "restatement" and to comply with all the disclosure requirements of ASC Topic 250-50-7. In addition, please label the column headings in your respective financial statements for fiscal 2013 as restated and have your auditors update their audit report accordingly. Please apply this comment to Evolent Health Holdings, Inc. and to the financial information included in other sections of your Form S-1 (including, but not limited to the information on pages 15 and 16) in an amended filing.

Revenue Recognition, pages F-9 to F-10

22.   We note your disclosure related to arrangements with multiple deliverables. Please tell us if multiple deliverable arrangements are significant to your overall revenues. Further, tell us how you have met the disclosure requirements of Section 605-25-50-2 of the Accounting Standards Codification as it relates to multiple-element arrangements you have (whether it be based upon multiple services provided or a combination of products and services provided to your members/customers) that can impact the timing or amount of revenues to be recognized. Please apply this comment to Evolent Health Holdings, Inc.

23.   Relating to potential refunds on platform and operations, please clarify if the full potential refund, which you defer by policy, is an estimated amount or whether this amount is a known.

<u>Financial Statements of Evolent Health Holding, Inc.</u>

<u>Reorganization, pages F-39 to F-40</u>

24.   We note your disclosure that the September 2013 reorganization transaction was a transaction amongst entities with a high degree of common ownership and that the economic and voting interest in holdings, and ultimately in Evolent LLC were the same both before and subsequent to the Reorganization. Please explain in sufficient detail, and in light of the above, how you determined that is was appropriate to deconsolidate Evolent LLC as a result of this transaction and how you calculated the gain on deconsolidation. In your response, please specifically address whether there were any changes in control over key decision making activities at Evolent LLC that support the deconsolidation and, if there were such changes, how you reconcile those changes with your indication that economic and voting interests in Evolent LLC were the same both before and after the Reorganization.

        You may contact Howard Efron at (202)551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel

cc: William V. Fogg, Esq. (*via e-mail*)